SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 1, 2019

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, March 1, 2019 regarding “Ericsson Annual Report 2018 published”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: March 1, 2019

PRESS RELEASE March 1, 2019

Ericsson Annual Report 2018 published

•	Annual Report 2018 available for download

•	Printed version available for order

The Ericsson (NASDAQ: ERIC) Annual Report for 2018 is now available on the Ericsson web site. For more details, please visit Investor Relations section at: https://www.ericsson.com/investors/financial-reports

To download the annual report 2018:

https://www.ericsson.com/assets/local/investors/documents/2018/ericsson-annual-report-2018-en.pdf

Printed copies of the Annual Report can be ordered by filling in the form on this page: www.ericsson.com/thecompany/investors/financial-reports/order-annual-reports

NOTES TO EDITORS:

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MORE INFORMATION AT:

Contact person

Peter Nyquist, Head of Investor Relations

Phone: +46 10 714 64 99

E-mail: peter.nyquist@ericsson.com

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PRESS RELEASE March 1, 2019

Investors

Åsa Konnbjer, Director, Investor Relations

Phone: +46 10 713 39 28

E-mail: asa.konnbjer@ericsson.com

Stefan Jelvin, Director, Investor Relations

Phone: +46 10 714 20 39

E-mail: stefan.jelvin@ericsson.com

Rikard Tunedal, Director, Investor Relations

Phone: +46 10 714 54 00

E-mail: rikard.tunedal@ericsson.com

Media

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

About Ericsson

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the Swedish Securities Markets Act. The information was submitted for publication at 08:30 CET on March 1, 2019.

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